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VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Julie Sherman Li Xiao Juan Grana Lauren Nguyen

Re:	Omada Health, Inc. Response to Letter dated August 21, 2024 Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 7, 2024 CIK No. 0001611115

To the addressees set forth above:

Omada Health, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 2”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on June 24, 2024, as amended by Amendment No. 1 to the draft Registration Statement submitted on a confidential basis on August 7, 2024 (“Amendment No. 1”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on August 21, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated August 21, 2024 in bold type followed by the Company’s responses thereto.

November 18, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 1

1.

We note your response to comment 17 and reissue in part. You disclose that in 2023 your average customer “satisfaction” rate for the year was over 90% and that your customer satisfaction rate is based on survey results from customers that launched a new program during the measured period. Please revise to explain how you measure the rate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 85, 86 and 113 of Amendment No. 2 accordingly.

Growth Opportunities, page 7

2.

We note your references to GLP-1 and GLP-1 therapy throughout your registration statement. Please revise to clarify that while you have developed the GLP-1 tracker, you do not, if true, develop or prescribe GLP-1 therapy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 88, 101, 122, 135, 154 and 159 of Amendment No. 2 accordingly.

The growth of our business relies, in part, on the growth and success of our customers and channel partners such as health plans, PBMs..., page 21

3.

We note your disclosure that “some fees are subject to repayment if certain clinical outcomes or other performance criteria are not met, which in some cases depend on the behavior of [y]our members, such as their continued engagement with [y]our programs, and other factors not entirely within [y]our control.” Please revise to further discuss these clinical outcomes and other performance criteria.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of Amendment No. 2 accordingly.

Changes in accounting principles or the interpretation thereof by the Financial Accounting Standards Board (“FASB”) affecting..., page 61

4.	We note your response to comment 11. Please revise this risk factor to discuss the material risk that would result if you are no longer able to consolidate the total revenues of PPTG.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 62 of Amendment No. 2 accordingly.

November 18, 2024

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Obesity and Weight Management, page 101

5.

We note your disclosure that you “believe the approval of several GLP-1s to treat diabetes and obesity alongside changes in diet and exercise has recently increased interest in cardiometabolic programs” such as yours, and that “the continued growth of GLP-1 prescriptions may drive fluctuations in demand for [y]our cardiometabolic programs and impact revenue in future periods.” Please revise to explain why you believe that the prevalence of GLP-1s has increased interest in and may drive fluctuations in demand for your cardiometabolic programs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101 and 102 of Amendment No. 2 accordingly.

Navigating the Value (and Cost) of GLP-1s, page 119

6.

We note the disclosure here that GLP-1s have demonstrated strong clinical efficacy. We further note that you currently do not have any products under review with the Food and Drug Administration. Please remove all statements in your registration statement that reference efficacy and safety, as safety and efficacy determinations are solely within the authority of the FDA or other regulatory agencies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 120 and 135 of Amendment No. 2 accordingly.

Business

Our Market Opportunity, page 120

7.

We note your response to comment 18. Please revise to briefly discuss any material assumptions underlying the analysis conducted as part of the 2023 white paper on the relationship between GLP-1s and behavioral change. We also note your disclosure that “[m]embers were divided into groups reflecting “meaningful” and “limited” engagement using a median split of their total interactions with the Omada program each month.” Please further discuss how “meaningful” and “limited” engagement were determined.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of Amendment No. 2 accordingly.

The Omada Care Approach, page 122

8.

We note your response to comment 20 and your revised disclosure on page 130 that you “developed these ML algorithms with data that includes only limited identifiers to comply with minimum-necessary requirements applicable to [y]our healthcare operations, [y]our commitments to members in [y]our notices of privacy practices, and [y]our broader data privacy program to promote responsible privacy practices.” Please revise to further discuss the nature of these limited identifiers. Please also revise to briefly discuss the risks and harms associated with virtual physical therapy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 131 and 132 of Amendment No. 2 accordingly.

November 18, 2024

Case Studies, page 150

9.	We note your response to comment 23. Please revise to explain how you identified each of the parties you are highlighting in the case studies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 150 of Amendment No. 2 accordingly.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies Revenue Recognition, page F-14

10.

We note your response to comment 29 and the revisions made. Please further disclose any significant change in estimate in accordance with ASC 606-10-50. In that regard we note you disclose here that variable consideration related to the activity-, milestone-, and outcome-based fees is estimated and included in the transaction price for the noncancelable term. Please help us understand the significance of your estimates and the related variable consideration in your monthly billing. If not significant, please disclose as such. In addition, if the change in estimate is not material, please also disclose that fact.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-14 and F-15 of Amendment No. 2 accordingly.

General

11.

We note your response to comment 33. You state at the bottom of gatefold page 3 that “images, including apps, do not reflect real members or information about a specific person.” Please revise to clarify whether this statement applies to the image in connection with the testimony provided on gatefold page 2.

Response: The Company respectfully acknowledges the Staff’s comment and has revised gatefold pages 2 and 3 of Amendment No. 2 accordingly.

* * *

November 18, 2024

Please contact me by telephone at (650) 463-2677 or by email (kathleen.wells@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Kathleen Wells
Kathleen Wells of LATHAM & WATKINS LLP

cc:	Sean Duffy, Omada Health, Inc.

Steve Cook, Omada Health, Inc.

Nathan Salha, Omada Health, Inc.

Richard Kim, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP